CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commodity-Linked Notes Linked to the Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return, due June 29, 2012	11	$100,000	$1,100,000	$127.71

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 652 (To Prospectus dated April 20, 2009, Series L Prospectus Supplement dated April 21, 2009, and Product Supplement CLN-2 dated December 29, 2009) May 31, 2011	Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

Commodity-Linked Notes Linked to the Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return, due June 29, 2012

Issuer:	Bank of America Corporation

Pricing Date:	May 31, 2011

Issue Date:	June 7, 2011

Stated Maturity Date:	June 29, 2012

Aggregate Principal Amount:	$1,100,000

Underlying Index:	The Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return (Bloomberg symbol: “DJUBSF2T”)

Starting Value:	709.5910. On the pricing date, a Market Disruption Event occurred with respect to the Underlying Index, because the exchange published settlement price for the cotton contract included in the Underlying Index on that day was a “limit price.” As a result, the calculation agent determined the Starting Value on June 1, 2011 as described in product supplement CLN-2 under “Description of the Notes—Market Disruption Events” based on the Initial Underlying Index Value of 709.4265 on the pricing date, which was adjusted to 709.5910 on the basis of the exchange published settlement price of the December 2011 cotton contract on June 1, 2011.

Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not a business day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described in product supplement CLN-2.

Leverage Factor:	3

Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.35% per annum, as described in product supplement CLN-2 under “Description of the Notes—Payment at Maturity.”

Treasury Rate Charge:	Applicable

Interest Rate Basis:	LIBOR

Designated Maturity:	One Month

Interest Reset Dates:	The 29th of each calendar month, commencing on June 29, 2011.

Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.

Spread:	Minus 15 basis points

Initial Optional Redemption Date:	June 7, 2011

Upper Mandatory Redemption Trigger Level:	Not Applicable

Lower Mandatory Redemption Trigger Level:	85% of the Starting Value

NPV Factor:	Not Applicable

Bear Note:	No

Calculation Agent:	Merrill Lynch Commodities, Inc.

Listing:	No listing on any securities exchange.

CUSIP:	06048WGH7

	Per Note	Total
Public Offering Price(1)	$100,000	$1,100,000
Underwriting Discount	$0	$0
Proceeds, before expenses, to Bank of America Corporation	$100,000	$1,100,000

(1)	Plus accrued interest from July 7, 2011, if settlement occurs after that date.

Our Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. Our Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this tem sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about July 7, 2011 against payment in immediately available funds.

Merrill Lynch & Co.

Selling Agent

THE UNDERLYING INDEX

Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return

All disclosures contained in this term sheet regarding the Underlying Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS”). Dow Jones and UBS have no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of Dow Jones and UBS discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-2 entitled “Description of the Notes—Discontinuance of an Underlying Index.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

The Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return reflects the return on a fully collateralized investment in the Dow Jones-UBS Commodity IndexSM 2 Month Forward (“DJUBSF2”). The Underlying Index measures the performance of an investment in the commodity markets over time. The Underlying Index is fully collateralized because it combines the returns of the DJUBSF2 with the returns on cash collateral invested in U.S. Treasury Bills. The Dow Jones-UBS Commodity IndexSM (“DJUBS”) is a proprietary index that was established on July 14, 1998 by Dow Jones and UBS to provide a liquid and diversified benchmark for commodities investments. The Underlying Index is also designed to be a “tradable” index that is readily accessible to market participants. The DJUBSF2 tracks the returns of rolling commodities futures contracts. The DJUBSF2 is currently comprised of futures contracts on 19 physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 19 commodities that currently comprise the Underlying Index (the “Index Commodities”) are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the DJUBS are currently listed for trading on the Chicago Board of Trade. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange.

The DJUBS is more fully described in product supplement CLN-2 under “The Underlying Indices—Dow Jones-UBS Commodity IndexSM.”

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HISTORICAL INFORMATION

The following graph sets forth the daily historical performance of the Underlying Index in the period from January 2006 through May 2011. This historical data on the Underlying Index is not necessarily indicative of the future performance of the Underlying Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes. On the pricing date, the closing level of the Underlying Index, adjusted as described above, was 709.5910.

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